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Cameco announces closing of the sale of its interest in Bruce Power

Saskatoon, Saskatchewan, Canada, March 27, 2014     .     .     .     ..     .     .     .     .     .     .     .     .     ..     .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has closed the previously announced sale of its 31.6% interest in Bruce Power L.P. (Bruce Power) and related entities for $450 million. The effective date of sale is December 31, 2013.

As a result of the transaction, BPC Generation Infrastructure Trust, The Power Workers’ Union Trust No.1 and The Society of Energy Professionals Trust acquired an additional 29.78%, 1.25% and 0.55% limited partnership interest in Bruce Power respectively. TransCanada Corporation waived its right of first offer on the sale.

Bruce Power operates four of the eight reactors at the world’s largest nuclear generating facility in Tiverton, Ontario.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Cory Kos	(306) 956-8176

Media inquiries:	Rob Gereghty	(306) 956-6190